Exhibit 99.7

THOMSON REUTERS CORPORATION

Certificate Pursuant to National Instrument 54-101

Communication with Beneficial Owners of Securities of a Reporting Issuer

TO: CANADIAN SECURITIES REGULATORY AUTHORITIES

Thomson Reuters Corporation (the “Issuer”) hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 (“NI 54-101”), that it is relying upon section 2.20 of NI 54-101 in connection with the proxy-related materials relating to the special meeting of the Issuer’s shareholders scheduled for November 19, 2018 and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of NI 54-101.

Dated the 23rd day of October, 2018.

THOMSON REUTERS CORPORATION

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary